 As filed with the U.S. Securities and Exchange Commission on February 24, 2004
                                                           Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------
                                    FORM F-6
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
         For Depositary Shares Evidenced by American Depositary Receipts

                               -------------------
                              KAO KABUSHIKI KAISHA
   (Exact name of issuer of deposited securities as specified in its charter)

                                 Kao Corporation
                   (Translation of issuer's name into English)

                                      Japan
            (Jurisdiction of incorporation or organization of issuer)

                               JPMORGAN CHASE BANK
             (Exact name of depositary as specified in its charter)

                      4 New York Plaza, New York, NY 10004
                            Telephone (212) 623-0636
    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                              --------------------
                        Depositary Management Corporation
                        570 Lexington Avenue, 44th Floor
                            New York, New York 10022
                                 (212) 319-4800
    (Address, including zip code, and telephone number, including area code, of agent for service)

                                    Copy to:
                             Scott A. Ziegler, Esq.
                        Ziegler, Ziegler & Associates LLP
                        570 Lexington Avenue, 44th Floor
                            New York, New York 10022
                                 (212) 319-7600


        It is proposed that this filing become effective under Rule 466
                          [ ] immediately upon filing
                          [ ] on (Date) at (Time)

       If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

========================================================================================================================
         Title of each class of                   Amount        Proposed maximum    Proposed maximum       Amount of
       Securities to be registered           to be registered    aggregate price   aggregate offering   registration fee
                                                                   per unit (1)         price (2)
------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by         100,000,000           $0.05            $5,000,000           $633.50
American Depositary Receipts, each American       American
Depositary Share representing ten shares of     Depositary
common stock of Kao Corporation                    Shares
========================================================================================================================

(1)   Each Unit represents one American Depositary Share.
(2) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                     PART I
                       INFORMATION REQUIRED IN PROSPECTUS

         The Prospectus consists of the proposed form of American Depositary Receipt ("ADR" or "American Depositary Receipt") included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

                              CROSS REFERENCE SHEET

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                 Location in Form of American Depositary
Item Number and Caption                                          Receipt Filed Herewith as Prospectus
---------------------------------------------------------        ------------------------------------------------
(1)  Name and address of Depositary                              Introductory paragraph
(2)  Title of American Depositary Receipts and identity          Face of American Depositary Receipt, top center
     of deposited securities
     Terms of Deposit:
     (i)    Amount of deposited securities represented           Face of American Depository Receipt, upper
            by one unit of American Depositary Shares            right corner
     (ii)   Procedure for voting, if any, the deposited          Paragraph (12)
            securities
     (iii)  Collection and distribution of dividends             Paragraphs (4), (5), (7) and (10)
     (iv)   Transmission of notices, reports and proxy           Paragraphs (3), (8) and (12)
            soliciting material
     (v)    Sale or exercise of rights                           Paragraphs (4), (5) and (10)
     (vi)   Deposit or sale of securities resulting from         Paragraphs (4), (5), (10) and (13)
            dividends, splits or plans of reorganization
     (vii)  Amendment, extension or termination of the           Paragraphs (16) and (17)
            Deposit Agreement
     (viii) Rights of holders of receipts to inspect the         Paragraph (3)
            transfer books of the Depositary and the list
            of Holders of American Depositary Receipts
     (ix)   Restrictions upon the right to transfer or           Paragraphs (1), (2), (3), (4), and (5)
            withdraw the underlying securities
     (x)    Limitation upon the liability of the                 Paragraph (14)
            Depositary
(3)  Fees and Charges                                            Paragraph (7)

Item 2.  AVAILABLE INFORMATION

                                                                 Location in Form of American Depositary
Item Number and Caption                                          Receipt Filed Herewith as Prospectus
---------------------------------------------------------        ------------------------------------------------
(a)   Statement that Kao Corporation furnishes the               Paragraph (8)
      Commission with certain public reports and
      documents required by foreign law or otherwise
      under Rule 12g3-2(b) under the Securities Exchange
      Act of 1934 and that such reports can be inspected
      by holders of American Depositary Receipts and
      copied at public reference facilities maintained
      by the Commission in Washington, D.C.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

     (a) Form of Deposit Agreement. Form of Deposit Agreement dated as of March , 2004 among Kao Corporation, JPMorgan Chase Bank, as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"), including the Form of American Depositary Receipt, is filed herewith as Exhibit (a).

     (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

     (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

     (d) Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

     (e)  Certification under Rule 466. Not applicable.

     (f)  Power of Attorney. Included as part of the signature pages hereto.

Item 4.  UNDERTAKINGS

     (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

     (b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on February 24, 2004.

                                  Legal entity created by the form of Deposit
                                  Agreement for the issuance of ADRs evidencing American Depositary Shares

                                  By:  JPMORGAN CHASE BANK, as Depositary



                                  By:     /s/Joseph M. Leinhauser
                                          -----------------------------------
                                  Name:   Joseph M. Leinhauser
                                  Title:  Vice President

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, Kao Corporation certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on February 24, 2004.

                                  KAO CORPORATION


                                  By:     /s/Takuya Goto
                                          ---------------------------------
                                  Name:   Takuya Goto
                                  Title:  President and Chief Executive
                                          Officer, Representative Director

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Takuya Goto and Toshio Hoshino, jointly and severally, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated as of February 24, 2004.

     Name                                    Title
     ----                                    -----



     /s/Takuya Gato                          President and Chief Executive
     ---------------------------------       Officer, Representative Director
     Takuya Goto



     /s/Toshio Hoshino                       Senior Executive Vice President,
     ---------------------------------       Representative Director
     Toshio Hoshino                          Principal Financial Officer
                                             Principal Accounting Officer



     /s/Takahiko Kagawa                      Executive Vice President,
     ---------------------------------       Representative Director
     Takahiko Kagawa

     /s/Yasuo Idemnitsu                      Director
     ---------------------------------
     Yasuo Idemitsu


     /s/Akio Tsuruoka                        Director
     ---------------------------------
     Akio Tsuruoka


                                             Director
     ---------------------------------
     Nobuatsu Higuchi


     /s/Naotake Takaishi                     Director
     ---------------------------------
     Naotake Takaishi



     ---------------------------------       Director
     Shozo Tanaka



     ---------------------------------       Director
     Kuniaki Watanabe



     ---------------------------------       Director
     Motoki Ozaki


    /s/Shunichi Nakagawa                     Director
    ----------------------------------
    Shunichi Nakagawa



     ---------------------------------       Director
     Akishige Okada



     ---------------------------------       Director
     Sakie T. Fukushima

            SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

         Pursuant to the requirements of the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Kao Corporation has signed this Registration Statement or amendment thereto in New York, New York on February 24, 2004.


                                     Depositary Management Corporation


                                     By: /s/George Boychuk
                                         -------------------------
                                     Name:   George Boychuk
                                     Title:  Vice President

                                INDEX TO EXHIBITS

Exhibit                                                           Sequentially
Number                                                           Numbered Pages
-------                                                          --------------

(a)      Form of Deposit Agreement.

(d) Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.